Mail Stop 7010


      July 14, 2005


Via U.S. mail and facsimile

Mr. Daniel Dror
President and Chief Executive Officer, American International
Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX  77565-3077


	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
		Form 10-QSB for the period ended March 31, 2005
			File No. 0-25223


Dear Mr. Dror:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Description of Business
Brenham Oil & Gas

1. Disclose how you account for your oil, gas and mineral royalty interest. Disclose the carrying amount of this royalty interest on your balance sheet and reconcile such carrying amount to the $5,926,931 of identifiable oil and gas assets listed in Note 13.

Management`s Discussion and Analysis
General

2. We note your disclosure in the second paragraph of Management`s Discussion and Analysis that you sold your real estate subsidiary during 2004. We also note the related discussion under the subcaption "Former Real Estate Business" in Item 1 - Description of
Business. In a period in which a component of an entity has been disposed of or is classified as held for sale, the income statement of the entity for current and prior periods should report the results of operations of the discontinued component as discontinued operations. See SFAS 144, paragraph 43. Accordingly, please restate your financial statements for fiscal 2004 to report your former real estate business as discontinued operations. In addition, revise your
Management`s Discussion and Analysis to reflect such restatement and focus your discussion on the results of your continuing operations.

Results of Operations

3. We note your discussion regarding the revenues of your corporate segment in which you state that the corporate segment had revenues of
$4,752,916 in 2004 and no reported revenue in 2003. This is inconsistent with your segment disclosure in Note 13 (Segment Information) which reflects no revenues for the corporate segment in
2004 and 2003 and reflects $4,752,916 and $86,000 of revenues for the real estate segment in 2004 and 2003. Please correct this inconsistency in connection with the revisions necessary to reflect your former real estate business as discontinued operations.

4. Expand the discussion of changes in revenues, cost of sales and net income to include the prospects for future operations and address key variable and other qualitative and quantitative factors as required by Regulation S-B, Item 303(b)(1). In addition, discuss any known trends or uncertainties with respect to overall revenues that you reasonably expect will have a material favorable or unfavorable impact on future operations. The discussion should include information that does not clearly appear in the financial statements.
Your discussion should not merely repeat numerical data contained in the financial statements or recite amounts that are readily computable from the financial statements.

5. Disclose the extent to which changes in revenues are attributable to changes in volumes and to changes in prices charged to customers.

6. We note you sold certain real estate holdings in 2004 that were transferred from Surgicare as part of the conversion of Surgicare`s
Series AA stock into common stock and recorded a material gain within revenues. Please revise to classify this gain outside your operating income since this gain relates to transactions associated with your marketable trading securities.

Liquidity and Capital Resources

7. Liquidity should be discussed on both a long-term and short-term basis. See Regulation S-B, Item 303(b)(1)(i). In this regard, we note that the revolving credit arrangement was extended until July 5,
2005. If you have not identified any sources of long-term liquidity, a statement to that effect should be included in Management`s Discussion and Analysis.

Item 8A. Controls and Procedures

8. We note your disclosure that "the chief executive officer and chief financial officer concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act 13a-15(e).

Financial Statements
Balance Sheet

9. Provide a note to the financial statements to summarize the transactions that resulted in changes in your accounts receivable and loans payable to your related party amounts and address the disclosure requirements of SFAS 57, paragraph 2.



Statement of Operations

10. Provide a footnote to disclose a reconciliation of your earnings per share computations as required by SFAS 128, paragraph 40a. In this regard, expand your significant accounting policy for earnings per share to address how earnings per share takes into account your redeemable and convertible preferred stock.

11. Present diluted loss per share for 2003. If all potentially dilutive securities were anti-dilutive, diluted loss per share would be equal to basic loss per share and the weighted average shares would be the same for both calculations.

Statement of Cash Flows

12. Please reconcile the proceeds from sale of drilling rigs to the
other amounts on your cash flow statement relating to drilling rigs,
including the change in the asset and the gain on the sale.
Provide
a footnote to your financial statements that discusses the amount of
proceeds received from the sale, the carrying amour of the
drilling
rigs and the gain recognized. Clarify why it was appropriate to record $4,087,000 as a source of operating cash flows and $5,000,000 as a source of investing cash flows.

13. Please reconcile the $3,000,800 increase in accounts receivable to the $400,116 decrease reflected on your balance sheet. Provide appropriate disclosures as necessary.

14. Please reconcile the $3,492,534 use of cash in your operating activities related to your trading securities to your disclosures in
Notes 3 and 5. In this regard, it appears that the $3,150,000 cost basis of your OHC investment resulted from a noncash transaction.

Note 1 - Summary of Significant Accounting Policies
Impairment of Long-Lived Assets

15. Please revise your disclosures to clarify that you have appropriately applied the guidance in paragraphs 19 through 22 of SFAS 142 with regard to the recognition and measurement of an impairment loss for goodwill.

Revenue Recognition

16. If true, revise your revenue recognition policy to clarify that sales of real estate are recognized under the full accrual method when each of the criteria in paragraph 5 of SFAS 66 are met.

17. Please expand your disclosure to address the nature of the services provided, types of contracts you have with your customers, and how revenues and related costs are recognized in accordance with
SAB 101.

18. Please provide a description of your revenue recognition policy with respect to your oil and gas segment. In this regard, we note your disclosure in Note 13 which indicates you have an oil, gas and mineral interest in Texas.

Note 2 - Acquisitions and Divestitures
Har-Whit`s/Pitt`s & Spitt`s

19. Disclose how you accounted for the foreclosure on the
90,000,000
shares of common stock of HWPS as payment for the two $1,000,000 notes. Disclose the amount of any gain or loss recognized on the foreclosure. Clarify why it was appropriate to recognize a gain on the machinery and equipment and trademark given the significant balloon payment on the notes receivable in 2007. Confirm that all payments have been received on a timely basis. Clarify where the note is recorded in your financial statements.

Note 3 - Investment Securities

20. Please reconcile the net decreases in the market value of equity securities of $688,110 (2004) and $251,566 (2003) to the tables showing the unrealized loss of the trading securities. Also reconcile the $679,710 unrealized losses in your statement of cash flow to your disclosures in Note 3. Revise your disclosures as necessary.

21. Expand your disclosure to address discuss the transaction in which you acquired the 800,000 shares of Transmeridian Exploration common stock at a cost of $1,600,000.

Note 5 - Transactions

22. Please use consistent names throughout your filing. In this regard, we believe that "SRG" is the same as "SurgiCare, Inc." which is now known as Orion HealthCorp. Inc. as explained in Item 1 under
Former Real Estate Business. If our understanding is incorrect, please define "SRG" otherwise correct the inconsistency.

23. We note your use of the reduced profit method to record the sale
of the land transferred to you by SRG.   Disclose the amount of
the
balloon payment at the end of the five years and confirm and clarify that the gain recognized by the company was calculated by discounting the note receivable from the buyer to the present value of the lowest level of annual payments required by the sales contract over the maximum period specified in paragraph 12 of SFAS 66 and excluding requirements to pay lump sums. Refer to paragraph 68 of SFAS 66.

24. In light of the materiality of your notes receivable, please add a footnote to your financial statements summarizing the face value of your notes receivable and any related discounts or reserves.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2005

General

25. Please address the comments above in your interim filings as well.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to Jeanne Baker, Assistant Chief Accountant at
(202) 551-3691.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Daniel Dror
July 14, 2005
Page 7 of 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE